FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

August 25, 2008.

ITEM 3:	News Releases

A news release was issued on August 25, 2008 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange.

ITEM 4:	Summary of Material Change

The Company has received a letter from the American Stock Exchange (“AMEX”) indicating a failure to satisfy certain of AMEX’s continued listing standards under Sections 134 and 1101 of the AMEX Company Guide, which require AMEX-listed issuers, such as the Company, to file a complete Annual Report each year. AMEX is requiring that the Company submit a plan by September 2, 2008 setting out the actions that the Company has taken and will take to bring the Company back into compliance with AMEX’s continued listing standards by November 17, 2008.

ITEM 5:	Full Description of Material Change

As disclosed in the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2008 (the “Annual Report”) filed with the United States Securities and Exchange Commission on July 29, 2008, the Company was unable to complete its management report on the Company’s internal control over financial reporting (the “Management Report”) in time for inclusion in the Annual Report and, accordingly, its independent auditor concluded that it was unable to complete its assessment of the Management Report (the “Attestation”), as required under Section 404 of the United States Sarbanes-Oxley Act of 2002. The Company disclosed in the Annual Report that it intended to file an amended Annual Report upon completion of the Management Report and Attestation.

Due to these items not being completed, the Company has received a letter from AMEX indicating a failure to satisfy certain of AMEX’s continued listing standards under Sections 134 and 1101 of the AMEX Company Guide, which require AMEX-listed issuers, such as the Company, to file a complete Annual Report each year.

AMEX is requiring that the Company submit a plan by September 2, 2008 setting out the actions that the Company has taken and will take to bring the Company back into compliance with AMEX’s continued listing standards by November 17, 2008. The Company is currently working with its auditor to determine when such amended Annual Report may be filed with the United States Securities and Exchange Commission.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Julie Bolden
Vice President Corporate Affairs and Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

August 27, 2008.